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                                   EXHIBIT 12
                       GATX CORPORATION AND SUBSIDIARIES

          COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                                                              YEAR ENDED DECEMBER 31
                                                    ------------------------------------------
                                                     2005     2004     2003     2002     2001
                                                    ------   ------   ------   ------   ------
                                                            IN MILLIONS, EXCEPT RATIOS
Earnings available for fixed charges:
  (Loss) income from continuing operations before
     cumulative effect of accounting change.......  $(15.1)  $158.5   $ 61.7   $ 24.3   $(22.6)
Add (deduct):
  Income tax (benefit) provision..................   (12.7)    68.2     16.2      7.4    (21.0)
  Share of affiliates' (losses) earnings, net of
     distributions received.......................    97.2    (32.4)   (47.4)   (11.2)   (21.4)
  Interest on indebtedness and amortization of
     debt discount and expense....................   164.7    162.4    175.4    183.9    193.8
  Portion of operating lease expense
     representative of interest factor (deemed to
     be one-third)................................    62.3     57.9     58.7     59.8     61.4
                                                    ------   ------   ------   ------   ------
Total earnings available for fixed charges........  $296.4   $414.6   $264.6   $264.2   $190.2
                                                    ------   ------   ------   ------   ------
Preferred stock dividends.........................  $  0.1   $  0.1   $  0.1   $  0.1   $  0.1
Ratio to convert preferred dividends to pre-tax
  basis...........................................     184%     143%     126%     130%     193%
                                                    ------   ------   ------   ------   ------
Preferred dividends on pre-tax basis..............     0.1      0.1      0.1      0.1      0.2
Fixed charges:
  Interest on indebtedness and amortization of
     debt discount and expense....................  $164.7   $162.4   $175.4   $183.9   $193.8
  Capitalized interest............................     1.5      1.9      4.2     15.8     14.4
  Portion of operating lease expense
     representative of interest factor (deemed to
     be one-third)................................    62.3     57.9     58.7     59.8     61.4
                                                    ------   ------   ------   ------   ------
Combined fixed charges and preferred stock
  dividends.......................................  $228.6   $222.3   $238.4   $259.6   $269.8
                                                    ------   ------   ------   ------   ------
Ratio of earnings to combined fixed charges and
  preferred stock dividends(a)....................    1.30x    1.87x    1.11x    1.02x      (b)

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(a)  The ratio of earnings to fixed charges represents the number of times
     "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and one-third (the proportion deemed representative of the interest factor) of operating lease expense. "Earnings" consist of income from continuing operations before income taxes and fixed charges, less share of affiliates' earnings, net of distributions received.

(b) For the year ended December 31, 2001, fixed charges and preferred stock dividends exceeded earnings by $79.6 million.

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